Issuer Free Writing Prospectus
Dated September 22, 2026
Filed Pursuant to Rule 433
Registration Statement No. 333-289004
Relating to the Preliminary Prospectus Supplement
Dated September 22, 2026, to the Prospectus Dated July 28, 2025

DYNEX CAPITAL, INC.
9.375% Series D Fixed-Rate Cumulative Redeemable Preferred Stock
(Liquidation Preference $25.00 per share)

FINAL PRICING TERM SHEET

Terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	Dynex Capital, Inc.
Security:	9.375% Series D Fixed-Rate Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series D Preferred Stock”)
Number of Shares:	4,800,000 shares (or 5,520,000 shares if the underwriters’ option is exercised in full)
Public Offering Price:	$25.00 liquidation preference per share; $120,000,000 in aggregate liquidation preference (assuming the underwriters’ option is not exercised)
Underwriting Discount:	$0.7875 per share; $3,780,000 total (assuming the underwriters’ option is not exercised)
Net Proceeds to the Issuer, Before Expenses:	$24.2125 per share; $116,220,000 total (assuming the underwriters’ option is not exercised); $133,653,000 total (if the underwriters’ option is exercised in full)
Maturity:	Perpetual (unless redeemed by the Issuer pursuant to its optional redemption or its special optional redemption rights or under circumstances intended to preserve the Issuer’s qualification as a real estate investment trust (“REIT”) for federal income tax purposes or, in accordance with the Issuer’s restated articles of incorporation as amended, to avoid the direct or indirect imposition of a penalty tax in respect of, or protect the tax status of, any of the Issuer’s real estate mortgage investment conduit (“REMIC”) interests, or converted by an investor in connection with a Change of Control).
Trade Date:	September 22, 2026
Settlement Date:	September 29, 2026 (T+5)
Dividend Rate:	From and including the original issue date, at a fixed rate equal to 9.375% per annum of the $25.00 liquidation preference (equivalent to $2.34375 per annum per share of Series D Preferred Stock).
Dividend Payment Dates:
Quarterly cumulative dividends, in arrears, on or about January 15, April 15, July 15 and October 15 of each year (provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day).
The first dividend payment will be payable on or about January 15, 2027, in the amount of $0.69010 per share, for the dividend period from September 29, 2026 to January 15, 2027.

Change of Control:
Deemed to occur when, after the original issuance of the Series D Preferred Stock, the following have occurred and are continuing:
•the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the Issuer’s stock entitling that person to exercise more than 50% of the total voting power of all the Issuer’s stock entitled to vote generally in the election of the Issuer’s directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and
•following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (the “NYSE”), the NYSE American LLC (the “NYSE American”) or the Nasdaq Stock Market (“Nasdaq”), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or Nasdaq.

Conversion Rights:
Upon the occurrence of a Change of Control, each holder of Series D Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided notice of its election to redeem the Series D Preferred Stock, in whole or in part, as described below under “—Optional Redemption” or “—Special Optional Redemption”) to convert some or all of the Series D Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of the Issuer’s common stock per share of Series D Preferred Stock equal to the lesser of:
•the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per share of Series D Preferred Stock plus the amount of any accumulated and unpaid dividends thereon to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a dividend record date and prior to the corresponding dividend payment date for the Series D Preferred Stock, in which case no additional amount for such accumulated and unpaid dividends thereon will be included in this sum) by (ii) the Common Stock Price; and
•4.14250 (the “Share Cap”), subject to adjustments to the Share Cap for any splits, subdivisions or combinations of the Issuer’s common stock;
in each case, on the terms and subject to the conditions described in the Preliminary Prospectus Supplement, including provisions for the receipt, under specified circumstances, of alternative consideration as described in the Preliminary Prospectus Supplement.

The “Change of Control Conversion Date” is the date the Series D Preferred Stock is to be converted, which will be a business day selected by the Issuer that is no fewer than 20 days nor more than 35 days after the date on which the Issuer provides the notice described above to the holders of Series D Preferred Stock.
The “Common Stock Price” is (i) if the consideration to be received in the Change of Control by the holders of the Issuer’s common stock is solely cash, the amount of cash consideration per share of the Issuer’s common stock or (ii) if the consideration to be received in the Change of Control by holders of the Issuer’s common stock is other than solely cash (x) the average of the closing sale prices per share of the Issuer’s common stock (or, if no closing sale price is reported, the average of the closing bid and ask prices per share or, if more than one in either case, the average of the average closing bid and the average closing ask prices per share) for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred as reported on the principal United States securities exchange on which the Issuer’s common stock is then traded, or (y) the average of the last quoted bid prices for the Issuer’s common stock in the over-the-counter market as reported by OTC Markets Group Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred, if the Issuer’s common stock is not then listed for trading on a United States securities exchange.

The “Exchange Cap” is the aggregate number of shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration (as defined below), as applicable) issuable or deliverable, as applicable, in connection with the exercise of the Change of Control Conversion Right. For the avoidance of doubt, subject to certain adjustments, the Exchange Cap will not exceed 19,884,000 shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable), subject to proportionate increase to the extent the underwriters’ option to purchase additional shares of Series D Preferred Stock is exercised, not to exceed 22,866,600 shares of the Issuer’s common stock in total (or equivalent Alternative Conversion Consideration, as applicable). The Exchange Cap is subject to pro rata adjustments for any share splits on the same basis as the corresponding adjustment to the Share Cap.
In the case of a Change of Control pursuant to which the Issuer’s common stock is or will be converted into cash, securities or other property or assets (including any combination thereof) (the “Alternative Form Consideration”), a holder of Series D Preferred Stock will receive upon conversion of such Series D Preferred Stock the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of shares of the Issuer’s common stock equal to the Common Stock Conversion Consideration immediately prior to the effective time of the Change of Control (the “Alternative Conversion Consideration”).

Optional Redemption:
The Series D Preferred Stock is not redeemable by the Issuer prior to October 15, 2031, except under circumstances intended to preserve the Issuer’s qualification as a REIT or, in accordance with the Issuer’s restated articles of incorporation, as amended, to avoid the direct or indirect imposition of a penalty tax in respect of, or protect the tax status of, any of the Issuer’s REMIC interests and except as described below under “—Special Optional Redemption.”
On and after October 15, 2031, the Issuer may, at its option, upon not less than 30 nor more than 60 days’ written notice, redeem the Series D Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price equal to $25.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the redemption date. See the section entitled “Description of the Series D Preferred Stock—Redemption—Optional Redemption” in the Preliminary Prospectus Supplement.

Special Optional Redemption:
Upon the occurrence of a Change of Control, the Issuer may, at its option, upon not less than 30 nor more than 60 days’ written notice, redeem the Series D Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the redemption date. If, prior to the Change of Control Conversion Date, the Issuer has provided notice of its election to redeem some or all of the shares of Series D Preferred Stock (whether pursuant to its optional redemption right described above or this special optional redemption right), the holders of Series D Preferred Stock will not have the conversion right described above under “—Conversion Rights” with respect to the shares of Series D Preferred Stock called for redemption. Please see the section entitled “Description of the Series D Preferred Stock—Redemption—Special Optional Redemption” in the Preliminary Prospectus Supplement.

Joint Book-Running Managers:
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
RBC Capital Markets, LLC
UBS Securities LLC
Wells Fargo Securities, LLC
Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
Keefe, Bruyette & Woods, Inc.

Proposed Listing/Symbol:	The Issuer intends to apply to list the Series D Preferred Stock on the NYSE under the symbol “DXPRD”
ISIN:	US26817Q8603
CUSIP:	26817Q 860

Under Rule 15c6-1 under the Exchange Act, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the shares more than one business day prior to the settlement date will be required, by virtue of the fact that the Series D Preferred Stock initially will settle in five business days (T+5) to specify an alternative settlement cycle at the time of any trade to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus dated July 28, 2025) and a preliminary prospectus supplement dated September 22, 2026 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, J.P. Morgan Securities LLC collect at 1-212-834-4533, RBC Capital Markets, LLC toll-free at 1-866-375-6829, UBS Securities LLC toll-free at 1-833-481-0269, Wells Fargo Securities, LLC toll-free at 1-800-645-3751, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, or Keefe, Bruyette & Woods, Inc. toll-free at 1-800-966-1559.